

September 19, 2013

Via E-mail
Mr. Xin Ma
Chief Financial Officer
SkyPeople Fruit Juice, Inc.
16F, China Development Bank Tower
No. 2, Gaoxin 1st Road, Xi'an, PRC

> **Re:** **SkyPeople Fruit Juice, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2013**
> **Filed August 13, 2013**
> **File No. 001-34502**

Dear Mr. Ma:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Executive Compensation, page 49

Summary Compensation of Named Executive Officers, page 50

1.   Please disclose any compensation paid to Cunxia Xie during the year ended December 31, 2012. In that regard, we note you disclose in footnote 3 to the summary compensation table that Ms. Xie acted as CFO from January 1, 2012 through April 30, 2012.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

2.   Your accountants' report indicates that it was signed and issued on March 29, 2012, a date which precedes the fiscal year end date of your financial statements. Please obtain a correctly executed opinion from your accountants, and include such in an amended Form 10-K filing. We remind you such amended Form 10-K filing should include updated officers' certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

3.   Where you identify multiple factors that contributed to a change in your results of operation, in future filings, please quantify each contributing factor so an investor may assess the materiality of each factor. In that regard, we note that two or more factors are cited as a cause of a variance with respect to your general and administrative expenses and selling expenses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or, in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237, or me, at (202) 551-3745, with any other questions.

Sincerely,

/H. Roger Schwall

H. Roger Schwall
Assistant Director